FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425

under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,

OJSC “CenterTelecom”,

OJSC “UTK”,

OJSC “VolgaTelecom”,

OJSC “Uralsvyazinform”,

OJSC “SibirTelecom”,

OJSC “Far East Telecom”,

OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: November 23, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

Starting gun fired for reorganization

The year 2009 saw adoption of the scenario for Svyazinvest restructuring as the only state-owned telecom company.

February

10 February

Svyazinvest shareholders at an extraordinary meeting of shareholders elected Mr. Yevgeny Yurchenko the holding’s General Director (CEO). The new management team was directed to approve the development strategy of the holding for the period up to 2012. “I wouldn’t hide from you that the holding is in dire straits, - said Mr. Ye. Yurchenko in an interview to Svyazinvest Magazine. The revenue growth of the companies — members of Svyazinvest Group is lagging behind the telecom market growth rates. I believe that Svyazinvest should remain under the government control”.

April

Russian Ministry for telecom industry (Minsvyaz) jointly with Svyazinvest and hired consultancies within the framework of an ad-hoc group developed the holding reorganization concept.

May

11-14 May

At the international telecom show Svyaz-Expocomm’2009 the exposition of Svyazinvest was in the focus of the state attention. The stand was visited by the Russian President Dmitry Medvedev, Vice Prime Minister and Chief of Staff of the Russian Government Sergey Sobyanin, Minister of Telecommunications and Mass Communications of Russia Igor Shchegolev.

At the meeting of the extended council of MinComSvyaz Vice Prime Minister Sergey Ivanov stressed the urgent need for the reform of the cornerstone company in the Russian telecommunications industry — Svyazinvest holding. Mr. I. Shchegolev speaking at the meeting said that “Svyazinvest should become the united national operator and global player in the telecom marketplace”.

29 May

The government transport and communications commission with Sergey Ivanov in charge approved the concept of the holding restructuring by merging Inter-regional telecommunications Companies (IRCs) on the basis of Rostelecom as the core company.

September

4 September

Sergey Ivanov endorsed the structure of the deal to exchange telecom assets between Joint-Stock Financial Corporation Sistema and the government and reported his decision to the Russian Prime Minister Vladimir Putin.

15 September

“The Russian government approved the exchange of telecom assets between the government and Sistema” — announced Igor Shchegolev. The exchange deal presumes that within the deal structure Sistema should return to the government the blocking interest in Svyazinvest and transfer its stake in SkyLink, while in return Sistema will get 28% of MGTS shares and writing off Comstar-UTS debt to Sberbank totaling some 26 billion rubles. Comstar’s debt and blocking interest in Svyazinvest will be transferred to Vnesheconombank.

October

5-9 October

Speaking at ITU Telecom World 2009 exhibition in Geneva Igor Shchegolev pointed out that the Russian government starting in 2012 could consider IPO of Svyazinvest reorganized on the basis of Rostelecom. Mr. I. Shchegolev also clarified that the size of the stake to be offered for privatization would be determined as the holding’s reform moved forward and depending on the market price of the company.

Yevgeny Yurchenko called “unprecedented for Russia” the process whereby all the holding’s companies across Russia are to be united into a single integrated competitive operating company offering a full range of telecom and data services throughout Russia and capable of operating successfully in the environment of tightening competition on the part of private telecom operators”.

20 October

The reorganization of Svyazinvest Group is officially launched. Svyazinvest’s Board of Directors approved the reorganization plan envisaging mergers of IRCs into Rostelecom as the successor company. The legal arrangements for the reorganization are planned to complete in May 2011. Share valuation, securing corporate approvals, debt obligations restructuring and other activities within the framework of IRCs’ merger into Rostelecom are to be pursued during 2010. General Meetings of Shareholders of the companies to be reorganized which should pass the reorganization resolutions are expected to be held in summer 2010.

23 October

The Russian MinComSvyaz compiles a list of candidates to the new Board of Directors of Svyazinvest. For the first time over the past four years no Comstar-UTS representatives are on the list (Comstar is a subsidiary of Sistema and should return 25% minus 1 share back to the state ownership). At the same time Igor Shchegolev and Yevgeny Yurchenko who have never been the Board members may well be elected to the Board.

27 October

Svyazinvest Executive Management identified the primary urgent measures to implement the plan of the Group reorganization approved by the Board of Directors. In particular, it was decided to create the Reorganization Steering Committee to coordinate activities of all Svyazinvest departments and companies of Svyazinvest Group within this objective framework.

The Russian government approved the terms and conditions of the deal to exchange assets between the government and Sistema.

29 October

In Moscow Mr. Yevgeny Yurchenko met with leading analysts and reporters writing about telecom industry in Russia. “The final definitive decision is the merger of all companies, with Rostelecom as the core basis for the merger, - stressed Svyazinvest’s CEO. According to our estimates the united company under the government control will emerge as one of five largest companies in Russia”.

November

5 November

On the eve of a meeting of the government commission an alternative reorganization option emerged contemplating a reorganization process lasting 1.5 years longer than the approved scenario: first, Svyazinvest itself should be merged into Rostelecom, while afterward the IRCs should do the same. Virtually all experts agreed that the plan was intended to disrupt the reform of the telecom industry.

11 November

Russian papers reported that Vladimir Putin had ruled out the alternative scenario of Svyazinvest reorganization. The Russian Prime Minister made his decision to adopt the initial reorganization scheme recommended to Svyazinvest by consultancies and envisaging one-off merger of IRCs into Rostelecom.